UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-41774

GMEX Robotics Corporation

(Translation of registrant’s name into English)

Unit 2 & 3, No.1A Kirby Pl,

Bankstown NSW 2200,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

CONTENTS

On August 11, 2026, GMEX Robotics Corporation (the “Company”) issued a press release titled “GMEX Robotics Issues Shareholder Letter: Advancing Socially Intelligent Machines”. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference. Additionally, the Company is furnishing an investor presentation that it expects to use in discussions with investors and third parties interested in the Company. A copy of the investor presentation is furnished herewith as Exhibit 99.2 and incorporated herein by reference.

Exhibit No.	Description
99.1	Press Release
99.2	Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2026	GMEX Robotics Corporation

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)